**GLOBAL COMPOSITE PIPING
SOLUTIONS, LLC
(A Wholly Owned Subsidiary)**

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

For the initial period
beginning April 11, 2022 through May 31, 2022

TABLE OF CONTENTS   PAGE




Manny Alvarez, C.P.A.
Monique Bustamante, C.P.A.
Pedro M. De Armas, C.P.A.
Alejandro M. Trujillo, C.P.A.
Javier Verdeja, C.P.A.
Octavio A. Verdeja, C.P.A.
Tab Verdeja, C.P.A.

Armando Aburto, C.P.A.
Jorge Albeirus, C.P.A.
Lisset I. Cascudo, C.P.A.
Claudia Estrada, C.P.A.
Cristy C. Rubio, C.P.A.
Pedro L. Silva, C.P.A.
Michael Vildosola, C.P.A.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Global Composite Piping Solutions, LLC (A Wholly Owned Subsidiary)
The Woodlands, Texas

Opinion

We have audited the accompanying financial statements of Global Composite Piping Solutions, LLC (the "Company"), which comprise the balance sheet as of May 31, 2022, and the related statements of operations, member's deficit, and cash flows for the initial period from April 11, 2022 (inception) to May 31, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 2022, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.



Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Verdeja . De Armas . Trujillo . Alvarez

CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida
July 15, 2022

GLOBAL COMPOSITE PIPING SOLUTIONS, LLC
BALANCE SHEET
AS OF MAY 31, 2022

ASSETS

CURRENT ASSETS		
Cash	$	500
TOTAL ASSETS	$	500

LIABILITIES AND MEMBER'S DEFICIT

CURRENT LIABILITIES		
Due to related party	$	408,514
TOTAL LIABILITIES		408,514
MEMBER'S DEFICIT		
Paid-in capital		500
Accumulated deficit		(408,514)
TOTAL MEMBER'S DEFICIT		(408,014)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	500

The accompanying notes are an integral part of these financial statements.

GLOBAL COMPOSITE PIPING SOLUTIONS, LLC
STATEMENT OF OPERATIONS
FOR THE INITIAL PERIOD FROM APRIL 11, 2022 (INCEPTION) TO MAY 31, 2022

REVENUE	$	-
STARTUP EXPENSES		408,514
NET LOSS	$	(408,514)

The accompanying notes are an integral part of these financial statements.

GLOBAL COMPOSITE PIPING SOLUTIONS, LLC
STATEMENT OF MEMBER'S DEFICIT
FOR THE INITIAL PERIOD FROM APRIL 11, 2022 (INCEPTION) TO MAY 31, 2022

	Paid-In Capital		Accumulated Deficit		Total	
Balance at April 22, 2022	$	-	$	-	$	-
Contributions from members		500		-		500
Net loss		-		(408,514)		(408,514)
Balance at May 31, 2022	$	500	$	(408,514)	$	(408,014)

The accompanying notes are an integral part of these financial statements.

GLOBAL COMPOSITE PIPING SOLUTIONS, LLC
STATEMENT OF CASH FLOWS
FOR THE INITIAL PERIOD FROM APRIL 11, 2022 (INCEPTION) TO MAY 31, 2022

CASH FLOWS FROM OPERATING EXPENSES		
Net loss	$	(408,514)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Increase (decrease) in operating liabilities:		
Due to related party		408,514
NET CASH USED IN OPERATING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from members		500
NET CASH PROVIDED BY FINANCING ACTIVITIES		500
NET INCREASE IN CASH		500
CASH AT BEGINNING OF PERIOD		-
CASH AT END OF PERIOD	$	500

The accompanying notes are an integral part of these financial statements.

GLOBAL COMPOSITE PIPING SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE INITIAL PERIOD FROM APRIL 11, 2022 (INCEPTION) TO MAY 31, 2022

NOTE 1 – REPORTING ENTITY
Global Composite Piping Solutions, LLC (the "Company") (A Wholly Owned Subsidiary), was organized in the State of Texas on April 11, 2022. The Company is a manufacturer of large diameter, engineered piping for water, energy and industrial applications. The Company is dedicated to designing and developing technology for the manufacturing of thermoplastic composite pipe, valves, and accessories. The mission of GCPS is to provide cutting-edge solutions to the pipeline industry. The principals have over 100 years combined experience in designing and manufacturing thermoplastic products, running manufacturing facilities and constructing small and large diameter pipelines.

These financial statements are for the initial period from inception date April 11, 2022 through May 31, 2022. During the initial period, the Company had not commenced normal operations. See Note 3.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and in accordance with U.S. GAAP. In September 2009, the Financial Accounting Standards Board ("FASB") implemented the Accounting Standards Codification ("ASC") which establishes FASB ASC as the source of authoritative U.S. accounting and reporting standards for nongovernmental entities. Presented below is a summary of significant accounting principles followed in the preparation of the accompanying financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of financial statement presentation, the Company considers all money market funds and highly liquid debt instruments with initial maturities of three months or less to be cash equivalents.

Credit Risk
The Company places its cash deposits with creditworthy, high-quality institutions. At times, cash balances may temporarily exceed Federal Deposit Insurance Coverage limits.

Revenue Recognition
As of the date of these financial statements, the Company has yet to commence operations. The Company's revenues will be earned and recognized when title to the goods sold transfers to the buyers, which occurs when goods are received by the customer.

Subsequent Events
Management has evaluated subsequent events through July 15, 2022, which is the date the consolidated financial statements became available to be issued.

Income Taxes
The Company is a single member limited liability company for federal and state income tax purposes. These entities are disregarded for income tax purposes, and all activity is combined and reported with the LLC's owner. All items of income and expense are passed through. Therefore the Company pays no income tax itself.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)
Income Taxes (Continued)
FASB ASC, *Accounting for Uncertainty in Income Taxes,* interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation must be applied to all existing tax positions. The cumulative effect, if any, is to be reported as an adjustment to opening retained earnings. This interpretation will require management of the Company to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by taxing authorities (i.e., generally the last four tax year ends and the interim tax period since then). The Company has no examinations in progress. The Company has determined that no amounts are required to be accrued for taxes or related penalties and interest for any tax position taken through May 31, 2022.

The U.S. Federal jurisdiction and the State of Texas are the major tax jurisdictions where the Company will file income tax returns.

NOTE 3 – RELATED PARTY TRANSACTIONS
During the initial period ended May 31, 2022, the Company entered into an intellectual property license agreement with GCPS Holdings, LLC, a related party that wholly owns Global Composite Piping Solutions, LLC. The Company is engaged in the research, development, manufacturing and commercialization of composite reinforced pipe and the related party agreed to grant an exclusive global licensure of the patent to the Company in order to facilitate its business operations. The terms of the agreement state that the Company must pay a royalty fee equal to 1% of the gross sales of licensed products at the end of each calendar quarter. As of the date of these financial statements, the Company has yet to incur costs associated with this agreement.

NOTE 4 – COMMITMENTS AND CONTINGENCIES
The Company pays $4,636 in rent on a month-to-month basis to the related party, GCPS Holdings, LLC, for the office space located in Conroe, Texas. As of the date of these financial statements there is no signed lease agreement.

NOTE 5 – RISKS AND UNCERTAINTIES
In March 2020, the COVID-19 virus was declared a global pandemic as it continued to spread rapidly. Business continuity, including supply chains and consumer demand across a broad range of industries and countries, was severely impacted for months and may continue to impact the economy. In addition, certain global political risks abroad are causing inflationary pressures, energy price increases, and supply chain disruption. Management has been carefully monitoring the situation and evaluating its options during this time. No adjustments have been made to these financial statements as a result of these uncertainties.